PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 9HH

TELEPHONE +44 20 7201 8900 **FACSIMILE +44 20 7201 8901**

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

8th June 2004

04030865

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RECEIVED
2004 JUN 10 A 9:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements re:

- Result of AGM – 28th May 2004;
- EGM Statement – 7th June 2004.

PROCESSED
JUN 21 2004
THOMSON
FINANCIAL

Yours faithfully,

PETER HAMBRO MINING PLC

By: [signature]

Karolina Subczynska
In-House Legal Counsel

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 9HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release Issued on 28th May 2004:

Peter Hambro Mining PLC
28 May 2004

Friday, 28 May 2004

Results of AGM

Peter Hambro Mining plc is pleased to announce that at the annual general meeting of the Company held this morning, the resolutions proposed in the notice of the meeting to shareholders dated 4 May 2004 were duly passed.

Press Release Issued on 28th April 2004:

Results of EGM
Completion of Placing

7 June 2004

Peter Hambro Mining PLC is pleased to announce that at an Extraordinary General Meeting of the Company ("EGM") held at 12 noon today the resolution proposed in the notice of the meeting dated 14 May 2004 to authorise the Directors of the Company to allot relevant securities for cash on a non pre-emptive basis was duly passed.

Following the passing of the resolution at the EGM, in accordance with the placing announced on 12 May 2004, the Company has allotted, conditional on admission, 10,000,000 new ordinary shares to the placees at a price of ë4.00 per share raising ë40 million before expenses. Application has been made for the new ordinary shares to be admitted to trading on AIM. Admission is expected to take place on 9 June 2004.

PETER HAMBRO MINING PLC

The total number of shares of the Company in issue following admission of the new ordinary shares to AIM will be 73,998,594.

Enquiries:

Peter Hambro +44 20 7201 8900
Executive Chairman

Alya Samokhvalova
Director of External Communications
Peter Hambro Mining plc

Tom Randell +44 20 7653 66 20
Merlin

This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, securities including in the United States.
This announcement does not constitute an offer of securities for sale in the United States of America. Neither this announcement nor any copy of it may be taken or distributed into the United States of America or distributed or published, directly or indirectly, in the United States of America. Any failure to comply with this restriction may constitute a violation of US securities law. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of US persons unless they are registered under the Securities Act or pursuant to an available exemption therefrom. No public offering of securities of is being made in the United States.
HSBC and Canaccord, each of which is regulated by The Financial Services Authority, are acting solely for the Company in relation to the Placing. Neither HSBC nor Canaccord is acting for, or responsible to, any person other than the Company for providing the protections afforded to customers of HSBC or Canaccord.